Exhibit (m)(3)(b)

SCHEDULE A
EATON VANCE MUNICIPALS TRUST II
CLASS C DISTRIBUTION PLAN
Effective: November 14, 2005

Name of Fund Adopting this Plan	Date of Original Plan (Inception Date)
Eaton Vance Florida Insured Municipals Fund	N/A (November 14, 2005)
Eaton Vance High Yield Municipals Fund	March 24, 1997
Eaton Vance Kansas Municipals Fund	N/A (November 14, 2005)